SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lument Finance Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55025L108

(CUSIP Number)

Ryan Farha
OREC Investment Holdings, LLC
2001 Ross Avenue, Suite 1900
Dallas, Texas 75201
(214) 237-2242

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 26, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55025L108	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OREC Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,318,614
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,318,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,318,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55025L108	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ORIX Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,318,614
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,318,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,318,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55025L108	13D	Page 4 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D, dated February 22, 2022 (the “Schedule 13D”), filed with the Securities and Exchange Commission relating to the common stock, par value $0.01 per share (“Common Stock”), of Lument Finance Trust, Inc., a Maryland corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive office of the Company is 230 Park Avenue, 19th Floor, New York, New York 10169.

This Amendment No. 1 is being filed to supplement the information provided under Item 6 as a result of the execution of a director designation agreement as described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented by adding the following:

On April 26, 2022, the Company entered into a Director Designation Agreement with OREC Investment Holdings, LLC (“OREC IH”) (the “Director Designation Agreement”) pursuant to which the Company granted OREC IH the right to designate a nominee to the Company’s board of directors. Pursuant to the Director Designation Agreement, Marie D. Reynolds has been designated by OREC IH and nominated by the Company for election to the board of directors at its 2022 Annual Meeting of Stockholders. The right granted expires at such time as the beneficial ownership of OREC IH of the Company’s common stock, determined pursuant to Rule 13d-3 under the Exchange Act of 1934, as amended, is less than 5%. Prior to such time, the Company has agreed to include the OREC IH designee and the chief executive officer of OREC Investment Management, LLC, in its slate of nominees for election at each annual meeting of stockholders.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement, dated as of February 25, 2022, by and between OREC Investment Holdings, LLC and ORIX Corporation (incorporated by reference to Exhibit 99.1 to the Statement on Schedule 13D filed with the SEC by the Company on February 25, 2022 (File No. 005-87377)).

Exhibit 99.2.	Registration Rights Agreement, dated as of January 3, 2020, the Company and OREC Investment Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by the Company on January 6, 2020 (File No. 001-35845)).

Exhibit 99.3.	Management Agreement, dated as of January 3, 2020, by and between the Company and OREC Investment Management, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Company on January 6, 2020 (File No. 001-35845)).

Exhibit 99.4.	Director Designation Agreement, dated as of April 26, 2022, by and between the Company and OREC Investment Holdings, LLC.

CUSIP No. 55025L108	13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2022

OREC INVESTMENT HOLDINGS, LLC

By:	/s/ James J. Henson
	Name:	James J. Henson
	Title:	Secretary

ORIX CORPORATION

By:	/s/ Yoshiteru Suzuki
	Name:	Yoshiteru Suzuki
	Title:	Senior Managing Executive Officer